EX-16.1
                 Resignation of Michael Johnson & Co. LLC


MICHAEL JOHNSON & CO., LLC
Certified Public Accountants
9175 East Kenyon Ave., Suite 100
Denver, Colorado 80237
Telephone 303/796/0099
Fax 303/796/0137

February 20, 2002



World Envirotech, Inc.
Ernest Cheung
#830 - 789 West Pender Street
Vancouver, B.C., Canada VC 1H

Dear Mr. Cheung:

This is to confirm that the client-auditor relationship between World Envirotech, Inc. (Commission File Number 000-33031) and Michael Johnson & Co., LLC. has ceased at the request of World Envirotech, Inc. Such termination of relationship was not as a result of any disagreement with management on any matter.

In connection with the audit of the two most recent fiscal years, no disagree-ment(s) exist with any former accountant on any matter of accounting, principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant would have caused them to make reference in connection with their report to the subject of the disagreement(s).

The audit report by Michael Johnson & Co., LLC for the year ended February 28, 2001 contained an opinion which included a paragraph discussing uncertainties related to continuation of the Registrant as a going concern. Otherwise, the audit report for the year ended February 28, 2001 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.


Sincerely,


/s/ Michael Johnson & Co., LLC

Michael Johnson & Co., LLC

cc: Office of the Chief Accountant
    SECPS Letter File
    Securities and Exchange Commission